UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

GLOBALSTAR, INC.

(Name of Issuer)

5.75% Convertible Senior Notes Due 2028

(Title of Class of Securities)

378973AA9

(CUSIP Number)

December 6, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 378973AA9

(1)	Names of reporting persons. Wazee Street Opportunities Fund LP I.R.S. Identification Nos. of above persons (entities only).
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power $5,000,000
(7) Sole dispositive power 0
(8) Shared dispositive power $5,000,000
(9)	Aggregate amount beneficially owned by each reporting person $5,000,000
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 7.0%
(12)	Type of reporting person (see instructions) PN

Page 2 of 7 pages

CUSIP No. 378973AA9

(1)	Names of reporting persons. Wazee Street Capital Management LLC I.R.S. Identification Nos. of above persons (entities only).
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Colorado
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power $5,000,000
(7) Sole dispositive power 0
(8) Shared dispositive power $5,000,000
(9)	Aggregate amount beneficially owned by each reporting person $5,000,000
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 7.0%
(12)	Type of reporting person (see instructions) IA, OO

Page 3 of 7 pages

CUSIP No. 378973AA9

(1)	Names of reporting persons. R. Michael Collins I.R.S. Identification Nos. of above persons (entities only).
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power $5,000,000
(7) Sole dispositive power 0
(8) Shared dispositive power $5,000,000
(9)	Aggregate amount beneficially owned by each reporting person $5,000,000
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 7.0%
(12)	Type of reporting person (see instructions) IN

Page 4 of 7 pages

CUSIP No. 378973AA9

Item 1.

(a)	The name of the issuer is Globalstar, Inc. (the “Issuer”).

(b)	The principal executive office of the Issuer is located at 300 Holiday Square Blvd., Covington, Louisiana, 70433.

Item 2.

(a)	This statement (this “Statement”) is being filed by R. Michael Collins, the controlling member of Wazee Street Capital Management LLC, a Colorado limited liability company (“Wazee Capital”), which serves as the general partner of Wazee Street Opportunities Fund LP, a Delaware limited partnership (the “Fund”) (all of the foregoing, collectively, the “Filers”). The Fund is a private investment vehicle formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Fund directly owns the 5.75% Convertible Senior Notes due 2028 (the “Notes”) reported in this Statement. Mr. Collins and Wazee Capital may be deemed to share with the Fund (and not with any third party) voting and dispositive power with respect to such Notes. Each Filer disclaims beneficial ownership with respect to any shares other than the shares owned directly by such Filer.

(b)	The Principal Business Office of the Filers is 7900 E. Union Ave, Suite 1100, Denver, CO 80237.

(c)	For citizenship information see Item 4 of the cover sheet of each Filer.

(d)	This Statement relates to the Convertible Senior Notes due 2028 of the Issuer.

(e)	The CUSIP Number of the Convertible Senior Notes due 2028 of the Issuer is 378973AA9.

Item 3.

Not applicable.

Item 4.	Ownership.

See Items 5-9 and 11 on the cover page for each Filer, and Item 2. The percentage ownership of each Filer is based on $71,804,000 Convertible Senior Notes due 2028 (the “Notes”) outstanding as of September 30, 2012, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 as filed with the SEC on February 14, 2012 (the “Form 10-Q”). The Notes were registered by the Issuer under Section 12(g) of the Securities Exchange Act of 1934, as amended, on a Registration Statement on Form 8-A as filed with the SEC on April 9, 2008.

The Notes are convertible into the common stock of the issuer, and the current base conversion price is $6.02 as reported in the Form 10-Q. On an as-converted basis the Filers could convert the Notes into 830,564 common shares of the issuer, or 0.3% of the common stock of the issuer, based on 305,985,723 common shares issued and outstanding as reported in the Form 10-Q, plus the 830,564 common shares issuable upon the conversion. Therefore, this Statement is being filed solely to report the ownership of 7.0% of the class of Notes.

Page 5 of 7 pages

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 7 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2012

R. Michael Collins
Wazee Street Capital Management LLC
Wazee Street Opportunities Fund LP

By:	/s/ R. Michael Collins
R. Michael Collins, for himself and as
Managing Member of Wazee Street Capital
Management LLC, for itself and as
General Partner of Wazee Street
Opportunities Fund LP

Page 7 of 7 pages

EXHIBIT INDEX

Exhibit No.	Document

1	Joint Filing Agreement